Aardvark Therapeutics, Inc.

4370 La Jolla Village Drive, Suite 1050

San Diego, CA 92122

February 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attn:	Eric Atallah

Mary Mast

Tamika Sheppard

Laura Crotty

Re:	Aardvark Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-284440)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aardvark Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-284440) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2025, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on February 12, 2025 or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

AARDVARK THERAPEUTICS, INC.

By:	/s/ Tien-Li Lee
Name:	Tien-Li Lee, M.D.
Title:	Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)